                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                                 Amendment No. 4

                       West Pharmaceuticals Services, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   955306-105
                                 (CUSIP Number)

                                December 31, 2005
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [X]  Rule 13d-1(b)
          [_]  Rule 13d-(c)
          [_]  Rule 13d-1(d)


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CUSIP No.      943315-101
________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Wilmington Trust Corporation, 51-0328154
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
       (a)  [X]
       (b)  [_]
________________________________________________________________________________
3.   SEC USE ONLY

________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware corporation
________________________________________________________________________________
 NUMBER OF                 5.   SOLE VOTING POWER:          1,851,839
 SHARES                    _____________________________________________________
 BENEFICIALLY              6.   SHARED VOTING POWER:        0
 OWNED BY                  _____________________________________________________
 EACH                      7.   SOLE DISPOSITIVE POWER:     879,240
 REPORTING                 _____________________________________________________
 PERSON                    8.   SHARED DISPOSITIVE POWER:   432,686
 WITH:
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                 2,284,525
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  [_]

                                    N/A
________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                   7.2%
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON

                                    HC
________________________________________________________________________________


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CUSIP No.             943315-101
________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Wilmington Trust Company, solely in its capacity as
          fiduciary 51-0055023
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
       (a)  [X]
       (b)  [_]
________________________________________________________________________________
3.   SEC USE ONLY

________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware banking corporation
________________________________________________________________________________
 NUMBER OF                 5.   SOLE VOTING POWER:          1,851,839
 SHARES                    _____________________________________________________
 BENEFICIALLY              6.   SHARED VOTING POWER:        0
 OWNED BY                  _____________________________________________________
 EACH                      7.   SOLE DISPOSITIVE POWER:     879,240
 REPORTING                 _____________________________________________________
 PERSON                    8.   SHARED DISPOSITIVE POWER:   432,686
 WITH:
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     2,274,729
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  [_]

                                       N/A
________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                       7.2%
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

                                        BK
________________________________________________________________________________

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CUSIP No.         955306-105
________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Wilmington Trust FSB, solely in its fiduciary capacity 52-1877389
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
       (a)  [X]
       (b)  [_]
________________________________________________________________________________
3.   SEC USE ONLY

________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Federal Savings Bank
________________________________________________________________________________
 NUMBER OF                 5.   SOLE VOTING POWER:          0
 SHARES                    _____________________________________________________
 BENEFICIALLY              6.   SHARED VOTING POWER:        0
 OWNED BY                  _____________________________________________________
 EACH                      7.   SOLE DISPOSITIVE POWER:     0
 REPORTING                 _____________________________________________________
 PERSON                    8.   SHARED DISPOSITIVE POWER:   9,796
 WITH:
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                       9,796
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  [_]

                                        N/A
________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                        0%
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

                                        BK
________________________________________________________________________________

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ITEM 1(A).  NAME OF ISSUER:

            West Pharmaceuticals Services, Inc.

ITEM 1(B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            101 Gordon Drive
            Lionville, PA 19341

ITEM 2(A).  NAME OF PERSON FILING:

            Wilmington Trust Corporation, Wilmington Trust Company, Wilmington Trust FSB

ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR IF NONE, RESIDENCE:

            1100 North Market Street
            Wilmington, DE  19890

ITEM 2(C).  CITIZENSHIP:

            Wilmington Trust Corporation is a Delaware corporation; Wilmington Trust Company is a Delaware banking corporation. Wilmington Trust FSB is a Federal Savings Bank

ITEM 2(D).  TITLE OF CLASS OF SECURITIES:

            Common Stock

ITEM 2(E).  CUSIP NUMBER:   955306-105

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

(a)      [_]  Broker or dealer registered under Section 15 of the Exchange Act.

(b)      [X]  Bank as defined in Section 3(a)(6) of the Exchange Act.

         Wilmington Trust Company and Wilmington Trust FSB are each Banks and are each direct, wholly-owned subsidiaries of Wilmington Trust Corporation.

(c)      [_]      Insurance  company as defined in Section 3(a)(19) of the
                  Exchange Act.

(d)      [_]      Investment  company  registered under Section 8 of the
                  Investment Company Act.

(e)      [_]      An investment adviser in accordance with Rule 13d-1(b)
                  (1)(ii)(E);

(f)      [_]      An employee  benefit plan or endowment  fund in  accordance with Rule 13d-1(b)(1)(ii)(F);

(g)      [X]      A parent holding company or control person in accordance with
                  Rule 13d-1(b)(1)(ii)(G);

         Wilmington Trust Corporation is a Parent Holding Company.

(h)      [_]      A savings  association  as defined in Section 3(b) of the
                  Federal Deposit Insurance Act;
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(i)      [_]      A church plan that is excluded from  the definition of an
                  investment company under Section 3(c)(14) of the Investment Company Act;

(j)      [X]      Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

         Wilmington Trust Corporation, Wilmington Trust Company and Wilmington Trust FSB are a Group.

ITEM 4.  OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:
          Wilmington Trust Corporation:        2,284,525 shares
          Wilmington Trust Company:            2,274,729 shares
          Wilmington Trust FSB:                9,796 shares

     (b)  Percent of class:

          Wilmington Trust Corporation:        7.2%
          Wilmington Trust Company:            7.2%
          Wilmington Trust FSB:                0.0%

     (c)  Number of shares as to which Wilmington Trust Corporation has:

          (i)  Sole power to vote or to direct the vote 1,851,839 shares
         (ii)  Shared power to vote or to direct the vote 0 shares
        (iii) Sole power to dispose or to direct the disposition of 879,240 shares
         (iv) Shared power to dispose or to direct the disposition of 432,686 shares

     Number of shares as to which Wilmington Trust Company has:

          (i)   Sole power to vote or to direct the vote  1,851,839 shares
          (ii)  Shared power to vote or to direct the vote 0 shares
          (iii) Sole power to dispose or to direct the disposition of 879,240 shares
          (iv) Shared power to dispose or to direct the disposition of 422,890 shares

     Number of shares as to which Wilmington Trust FSB has:

          (i)   Sole power to vote or to direct the vote 0 shares
          (ii)  Shared power to vote or to direct the vote 0 shares
          (iii) Sole power to dispose or to direct the disposition of 0 shares
          (iv) Shared power to dispose or to direct the disposition of 9,796 shares


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not applicable.
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ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE
        SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Wilmington Trust Company:             BK
         Wilmington Trust FSB:                 BK

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Wilmington Trust Corporation:         HC
         Wilmington Trust Company:             BK
         Wilmington Trust FSB:                 BK

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

ITEM 10.  CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2006                   WILMINGTON TRUST CORPORATION
                                    WILMINGTON TRUST COMPANY
                                    WILMINGTON TRUST FSB


                                    By: /s/ Michael A. DiGregorio
                                    -----------------------------
                                    Michael A. DiGregorio
                                    Senior Vice President


Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18U.S.C.1001).